

September 12, 2011

Via U.S. Mail
Yidian Dong
Chief Executive Officer
Landmark Energy Enterprise, Inc.
1404 E Joppa Road
Towson, MD 21286

> **Re:** **Landmark Energy Enterprise, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2010**
> **Filed February 11, 2011**
> **Form 10-Q for Fiscal Quarter Ended January 31, 2011**
> **Filed March 14, 2011**
> **Form 10-Q for Fiscal Quarter Ended April 30, 2011**
> **Filed June 21, 2011**
> **Correspondence Submitted July 22, 2011**
> **File No. 000-54153**

Dear Mr. Dong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2010

Response Letter submitted July 22, 2011

Cover Page

1. Please update your EDGAR company profile to include your current business address and mailing address. If you require technical assistance, please consult the EDGAR manual, and if additional information is required, you may contact Filer Support at (202) 551-8900.

Exhibits

2. In the amended Form 10-K, please also ensure that you include new certifications by each principal executive and principal financial officer that refer to the amended filing. Refer to Rule 12b-15 of Regulation 12B. This comment also applies to any amended Form 10-Q.

Forms 10-Q for Fiscal Quarters Ended January 31, 2011 and April 30, 2011

3. We note that each Form 10-Q indicates that DC&P were effective at the end of each period. Please revise your filings to disclose that DC&P were not effective in order to be consistent with the amended Form 10-K, or if management has concluded they are effective, describe the change in facts and circumstances that led to the new conclusion.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me at (202)551-3871 if you have questions regarding these comments and related matters.

Sincerely,

/s/ Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: Man C. Yam, Esq.
        Bernard & Yam, LLP
        Via E-Mail